FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1.	Name and Address of Reporting Person*
LEIB, MICHAEL J.
51 CENTRE HILL ROAD
SUGARLOAF  PA  18249

2.	Issuer Name and Ticker or Trading Symbol
EMCEE Broadcast Products, Inc.   "ECIN"

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.	Statement for Month/Day/Year
12/16/02

5.	If Amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
X	Director

7.	Individual or Joint/Group Filing (Check Applicable Line)
X	Form filed by One Reporting Person
___	Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security
Common stock

2.	Transaction Date (Month/Day/Year)
12/16/02

2A.	Deemed Execution Date, if any (Month/Day/Year)

3.	Transaction Code
J

4.	Securities Acquired (A) or Disposed of (D)
Amount:		21,875
(A) or (D):		A
Price:		$0.08

5.	Amount of Securities Beneficially Owned Following Reported Transactions(s)
50,737

6.	Ownership Form: Direct (D) or Indirect (I)
I

7.	Nature of Indirect Beneficial Ownership
By spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security
2.	Conversion or Exercise Price of Derivative Security
3.	Transaction Date (Month/Day/Year)
3A.	Deemed Execution Date, if any	(Month/Day/Year)
4.	Transaction Code
5.	Number of Derivative Securities Acquired (A) or Disposed of (D)
6.	Date Exerciseable and Expiration Date
7.	Title and Amount of Underlying Securities
8.	Price of Derivative Security
9.	Number of Derivative Securities Beneficially Owned Following Reported
	Transaction(s)
10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I)
11.	Nature of Indirect Beneficial Ownership

Explanation of Responses: Shares acquired during the month represent stock issued in lieu of cash compensation for Director's fees for attendance @ a regular Board of Directors meeting held during the month. Price-per-share calculation based on Nasdaq's Over-the-Counter Bulletin Board's close price for the Company stock on the meeting date.



/s/ MICHAEL J. LEIB
Michael J. Leib
Signature of Reporting Person

Date:	December 17, 2002